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RBC TV announces the increase of advertising rates by 15% effective October 1, 2006

Moscow, September 28, 2006. - Today, RBC TV, a television subsidiary of OAO RBC Information Systems **(RTS, MICEX: RBCI)**, announced it would raise advertising prices by 15% starting from October 1, 2006. The increase has been prompted by the overall growth in prices for TV advertising, as well as the fast expansion of RBC TV's audience this year.

"We are raising the RBC TV's rates because the channel has already grown and captivated the loyalty of a large target audience by providing quality programming, as well as secured an extensive client base that appreciate the advantages of advertising on our channel. In the following years, we expect to be able to raise our rate card in line with the market," said Artyom Inyutin, RBC TV's General Director.

A survey carried out by COMCON-Media, an independent media research company, in May 2006 showed over 43.1mln Russians could receive the RBC TV signal. Over a year, the channel's monthly audience rose 59% to 7.705mln viewers, and the daily audience surged 32% to 2.763mln viewers. Alongside this, the analysis of the RBC TV viewer profile demonstrated that the audience is largely comprised of highly educated people making independent decisions on major purchases and transactions and willing to pay more for upscale goods and services.

According to market players, demand for advertising has been going up due to the underestimated average cost of reaching a TV audience compared with other media, as well as to the increasing consumption on the advertised markets, the emergence of new brands and services and new types of advertisers. Demand for TV advertising continues to grow in spite of the new law 'On Advertising', which came into force on July 1, 2006 and restricted the volume of TV advertising, driving up advertising rates.

Demand for advertising on specialized and niche TV channels intended for affluent audiences is being fueled by a rise in personal incomes in Russia, which is sparking wider public interest in the financial and real estate markets, and auto-, hi-tech and other expensive goods. For example, the number of RBC TV's advertisers has already exceeded 200 large and medium-sized companies, and the channel expects its client base to further maintain dynamic growth.

Investor Contact: Natalia Makeeva
Phone: +7 495 363 1111 ext. 1369, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com